Exhibit 99.3

KPMG LLP	Telephone (514) 840-2100
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Montréal (Québec) H3A 0A3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Acasti Pharma Inc.
We consent to the incorporation by reference in the Registration Statement (File No. 333-191383) on Form S-8 of Acasti Pharma Inc. of our report dated June 6, 2017 on the financial statements, which comprise the statements of financial position as at March 31, 2017 and February 29, 2016, the statements of earnings and comprehensive loss, changes in equity and cash flows for the thirteen-month period ended March 31, 2017 and the years ended February 29, 2016 and February 28, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information, which report appears on the Form 6-K of Acasti Pharma Inc. dated June 6, 2017.
Our report dated June 6, 2017 contains an emphasis of matter paragraph that states that Acasti Pharma Inc. has incurred operating losses and negative cash flows from operations since inception, that its current assets as at March 31, 2017 are projected to be significantly less than needed and that its future operations are dependent on obtaining additional financing, which indicate the existence of a material uncertainty that casts substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may be necessary if the going concern basis was not appropriate.

June 6, 2017
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

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